March 1, 2018

VIA EDGAR

Katherine Wray

Attorney Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Re:

Sports Supplement Group, Inc./Request for Withdrawal of Registration Statement on Form 10-12G

(File No. 000-55879)

Ladies and Gentlemen:

Sports Supplement Group, Inc. (the “Company”) hereby requests that the Company’s Registration Statement on Form 10 (File No. 000-55879), filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2018, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn, effective immediately. The Registration Statement has not been declared effective by the SEC.

The Company received comments to the Registration Statement from the SEC, and at this time certain comments remain unresolved. The Company desires that the Registration Statement not go effective by lapse of time prior to all comments having been resolved. As we discussed, the Company intends to file a new registration statement that is responsive to such comments and which reflects the change of name and trading symbol which became effective while the Form 10 was being reviewed. The Company requests that the SEC continue its review of the Registration Statement and provide any additional comments that it might have once filed.

Thank you for your assistance.

Very truly yours,

SPORTS SUPPLEMENT GROUP, INC.

By:

/s/ Roy Capasso

Roy Capasso

Chief Executive Officer